Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or “Company”), pursuant to the contents of Law No. 6.404, dated December 15, 1976 (“Corporations Act”) and the applicable regulations of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”), announces to its shareholders and to the market at large that, on June 25, 2013, the Company was served a notice of deficiency from the Brazilian Internal Revenue Service (Receita Federal do Brasil – “RFB”), wherein it is informed of an Income Tax assessment in the amount of R$ 11,844,672,959.56, plus accrued penalties and interest, and of a Social Contribution on Net Profit in the amount of R$ 6,866,919,660.29, accrued of penalties and interest, as according to the RFB’s understanding, the Company failed to collect those amounts in connection with the fiscal period of 2008, within the context of the corporate transaction leading to the association between the Itaú and Unibanco financial conglomerates.

The RFB challenges the corporate type chosen to unify Itaú’s and Unibanco’s operations. The notice suggests that corporation transactions of a different kind should have been used, which would have led to taxable gains. However, the operation as suggested by the RFB, is not even supported in the rules applicable to financial institutions. Therefore, the Company disputed the notice, arguing that the operations conducted were appropriate and that, as a result, the RFB’ understanding that taxable gains occurred was inaccurate. The company understands that the risk of loss in the aforementioned tax proceeding is remote, and this understanding is corroborated by its outside counsel and advisors.

Itaú Unibanco maintains that the operations conducted in 2008 were legitimate, having been approved by the involved companies’ management bodies and their respective shareholders, and subsequently sanctioned by the relevant authorities, that is, the Brazilian Securities and Exchange Commission, the Central Bank of Brazil, and the Administrative Economic Defense Council, in strict compliance with legal requirements, and that the Company will continue to take every step needed to defend its interests and the interests of its shareholders.

Finally, the Company shall endeavor to keep its shareholders and the market at large abreast of the results of the tax proceeding at hand, in line with its transparency commitment before shareholders.

São Paulo (SP), August 16, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer